As filed with the Securities and Exchange Commission on October 25, 2006
                                                     Registration No. 333-108834
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          ----------------------------

     (Exact name of Registrar as Specified in its Articles of Incorporation)

                          ----------------------------

                    Advanced Semiconductor Engineering, Inc.
                   (Translation of issuer's name into English)

                          ----------------------------

                            Taiwan, Republic of China
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                          ----------------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                          ----------------------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:

          Show-Mao Chen, Esq.                      Herman H. Raspe, Esq.
         Davis Polk & Wardwell               Patterson Belknap Webb & Tyler LLP
18th Floor, The Hong Kong Club Building         1133 Avenue of the Americas
            3A Chater Road                        New York, New York 10036
               Hong Kong                               (212) 336-2000
             852-2533-3300

            ---------------------------------------------------------

        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)

                          |_| immediately upon filing.
                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|:

      This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(iii) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                          Location in Form of American
                                          Depositary Receipt ("Receipt")
Item Number and Caption                   Filed Herewith as Prospectus
-----------------------                   ----------------------------

1. Name of Depositary and address of its Face of Receipt - introductory article principal executive office

2. Title of Receipts and identity of      Face of Receipt - top center
   deposited securities

Terms of Deposit:

   (i)    The amount of deposited         Face of Receipt - upper right corner
          securities represented by one
          American Depositary Share

   (ii)   The procedure for voting, if    Reverse of Receipt - Paragraphs (16)
          any, the deposited securities   (17) and (26).

   (iii)  The collection and              Reverse of Receipt - Paragraph (14)
          distribution of dividends

   (iv)   The transmission of notices,    Face of Receipt - Paragraph (13)
          reports and proxy-soliciting    Reverse of Receipt - Paragraphs (16),
          material                        (17) and (26).

                                          Location in Form of American
                                          Depositary Receipt ("Receipt")
Item Number and Caption                   Filed Herewith as Prospectus
-----------------------                   ----------------------------

   (v)    The sale or exercise of rights  Face of Receipt - Paragraph (2);
                                          Reverse of Receipt - Paragraphs (14)
                                          and (16).

   (vi)   The deposit or sale of          Face of Receipt - Paragraphs (3), (6)
          securities resulting from       and (7);
          dividends, splits or plans of   Reverse of Receipt - Paragraphs (14)
          reorganization                  and (18).

   (vii)  Amendment, extension or         Reverse of Receipt - Paragraphs (22)
          termination the deposit         and (23) (no provision for
          agreement                       extensions).

   (viii) Rights of holders of Receipts   Face of Receipt - Paragraph (13).
          to inspect the transfer books
          of the Depositary and the list
          of holders of Receipts

   (ix)   Restrictions upon the right to  Face of Receipt - Paragraphs (2),
          deposit or withdraw the         (3), (4), (6), (7), (9) and (10).
          underlying securities

   (x)    Limitation upon the liability   Face of Receipt - Paragraph (7)
          of the Depositary               Reverse of Receipt - Paragraphs (19)
                                          and (20).

3. Fees and charges which may be imposed Face of Receipt - Paragraph (10). directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION             Face of Receipt - Paragraph (13).

Advanced Semiconductor Engineering, Inc. (the "Company") will, upon the effectiveness of this Post-Effective Amendment No. 2 to F-6 Registration Statement on Form F-6, continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Amended and Restated Deposit Agreement, dated as of September 29, 2000, by and among Advanced Semiconductor Engineering, Inc. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder.*

            (a)(ii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 6, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit
(a)(ii).

            (a)(iii) Form of Amendment No. 2 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(iii).

            (b)(i) Letter Agreement, dated as of February 1, 2001, by and between the Company and the Depositary for the sole purpose of accommodating the surrender of the Company's Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of the Company's Rule 144A Depositary Receipts Facility.**

            (b)(ii) Letter Agreement, dated as of September 25, 2003, by and between the Company and the Depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon the Company's deposit of its shares with the Depositary following the conversion of certain bonds issued by the Company in accordance with, and subject to, the terms and conditions of the indenture governing such bonds.**

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certificate under Rule 466. -- None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-108834), filed with the Commission on September 16, 2003.

** Previously filed and incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-108834), filed with the Commission on April 3, 2006.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by Amendment No. 2 to Amended and Restated Deposit Agreement, by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of October, 2006.

                                        Legal entity created by the Amended and
                                        Restated Deposit Agreement, as amended
                                        and supplemented, for the issuance of
                                        American Depositary Receipts evidencing
                                        American Depositary Shares issued as (i)
                                        Share American Depositary Shares ("Share
                                        ADSs"), each Share ADS representing five
                                        (5) shares of Common Stock, par value NT
                                        $10.00 per share ("Shares"), of Advanced
                                        Semiconductor Engineering, Inc. (the
                                        "Company") and (ii) Temporary American
                                        Depositary Shares ("Temporary ADSs")
                                        automatically exchangeable into Share
                                        ADSs, each Temporary ADS representing an undivided interest in a global Certificate of Payment, each interest representing the irrevocable right to receive five (5) Shares from the Company.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Emi Mak
                                            ------------------------------------
                                        Name:  Emi Mak
                                        Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Advanced Semiconductor Engineering, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan, Republic of China on this 25th day of October, 2006.

                                        Advanced Semiconductor Engineering, Inc.

                                        By: /s/ Joseph Tung
                                            ------------------------------------
                                            Name:  Joseph Tung
                                            Title: Chief Financial Officer and
                                                   Director

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 25, 2006.

              Signature                                 Title
              ---------                                 -----


*                                         Chief Executive Officer, Chairman,
-------------------------------------     and Director (Principal Executive
Jason C. S. Chang                         Officer)


*                                         President, Vice Chairman, and
-------------------------------------     Director
Richard H. P. Chang


/s/ Joseph Tung                           Chief Financial Officer and
-------------------------------------     Director, (Principal Financial and
Joseph Tung                               Accounting Officer)


*                                         Vice President and Director
-------------------------------------
Jeffrey Chen

*                                         Director
-------------------------------------
Tien Wu


* By: /s/ Joseph Tung
      -------------------------------
      Joseph Tung
      Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                    Advanced Semiconductor Engineering, Inc.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Advanced Semiconductor Engineering, Inc., has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 on the 25th day of October, 2006.

                                          PUGLISI & ASSOCIATES


                                          By: /s/ Donald J. Puglisi
                                              ----------------------------------
                                              Name:  Donald J. Puglisi
                                              Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit                         Document                           Numbered Page
-------                         --------                           -------------
(a)(ii)                         Amendment No. 1 to
                                Amended and Restated
                                Deposit Agreement

(a)(iii)                        Form of Amendment No. 2
                                to Amended and Restated
                                Deposit Agreement